Exhibit 12

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ratio amounts)

(unaudited)

	Year ended December 31
	2012	2011	2010	2009(1)	2008(1)
Net income	$2,079	$3,081	$1,775	$981	$3,466
Income taxes	826	1,066	701	79	1,060
Share of earnings of equity investees	(278)	(261)	(174)	(134)	(256)
Fixed charges	272	300	285	256	187
Amortization of capitalized interest	18	14	8	—	—
Distributed income of equity investees	211	128	79	131	89
Interest capitalized	(102)	(84)	(107)	(68)	(43)

Total Earnings Available for Fixed Charges	$3,026	$4,244	$2,567	$1,245	$4,503

Fixed Charges

Interest expensed and capitalized	$244	$273	$259	$227	$161
Amortization of debt issue costs	5	5	5	3	2
Estimated portion of rent expense representing interest	23	22	21	26	24

Total Fixed Charges	$272	$300	$285	$256	$187

Ratio of Earnings to Fixed Charges	11.13	14.15	9.01	4.86	24.08

(1)

As the company adopted IFRS with effect from January 1, 2010, our 2008 and 2009 information is presented on a previous Canadian GAAP basis. Accordingly, information for prior years may not be comparable to 2010, 2011 and 2012.